N E W S R E L E A S E

October 30, 2013

Nevsun Provides Update on Bisha Copper Commissioning

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce commissioning of the new copper flotation plant is progressing well with continued production of saleable copper concentrate and commercial production expected before the end of year.

HIGHLIGHTS

  Commercial production now expected before the end of this year
  Commissioned rougher flotation and filter press circuits using pyrite sand ore in June
  Commissioned cleaner and regrind circuits using low grade supergene ore in August
  Outstanding punch list items and minor commissioning modifications well progressed
  Flotation plant throughput now approaching 70 percent of 2014 plan
  Copper recoveries now approaching 80 percent of 2014 plan

The initial plant commissioning commenced in June 2013 and first produced a precious metals concentrate from pyrite sands ore, which was followed by the production of lower grade copper-gold-silver concentrate in August 2013. Since mid-August 2013 there has been a steady improvement in plant stability. The plant has been operated at lower than design throughputs during this commissioning phase as the Company cautiously advances the project. The commissioning with pyrite sands caused some premature wear to part of the plant including cyclone feed pump internals, piping and valves, particularly in the flotation circuit, however once the feed transitioned to planned supergene ore, both corrosion and abrasion effects significantly declined.  Minor plant design modifications and rectification of these worn components has been systematic in approach and thus far successful. Steel piping in certain sections evidencing high wear is being replaced with high density polyethylene piping, various critical steel pumps with stainless steel equivalents, and high wear sections to be reinforced with ceramics and chrome, rubber linings or epoxy.

Two notable issues requiring extra attention involved the flotation conditioning tank and the rougher flotation dart valves. For the conditioning tank, whose main function is to alleviate surge to the rougher flotation cells while properly conditioning the ore slurry with reagents, the tank bottom suffered significant corrosion from the abrasive pyrite sands. Temporary tank repairs will be complete by early November 2013. In 2014 a new section of the tank will be installed and the tank will be lined with epoxy. The plant is able to continue operating with a conditioning tank by-pass but throughput is a somewhat reduced. The second issue involved damage to the rougher flotation dart valve shafts due to siltation in the tanks from the high density pyrite sands. Most of these bent shafts have been straightened, with the option to replace some in the future with more robust shafts.  All conditions noted above will be monitored. The cost of these fixes has not been significant in relation to the investment with capital for copper flotation plant completion still well below budget.  Copper concentrate continues to be produced in sufficient quantities with two additional shipments planned for November 2013 following the two shipments already completed in October 2013.

Copper recovery improvements are expected to grow to over 80% and these levels are anticipated once the design target grind size of the ore is achieved, expected after the conditioning tank and dart valves are fully operational thus allowing the regrind mills to function at full capacity. Likewise, the introduction of non-acidic process water for flushing, spray water and hosing purposes as well as chromium coated grinding media to reduce grinding media consumption are assisting in further achieving this goal. Two of the regrind mills are currently operating while the remaining two will be commissioned when throughput increases.

The entire front end of the plant, consisting of crushing and grinding circuit, as well as the back end of the plant, which includes tailings thickening and discharge, is the same as used during the gold phase and accordingly no commissioning was required.

Commissioning of the project will continue through the upcoming months as these final repairs are completed and the plant monitored.  The remainder of commissioning activities this year will focus on increasing throughput and improving recoveries and concentrate grades. The Company expects to achieve commercial production before the end of 2013.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to future gold and copper recoveries and production, the timing for completion of the commission phase to commercial production of copper, quantities of copper concentrate planned for shipment during the commissioning phase and costs of repairs to the copper floatation plant and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013 or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, the uncertainty and difficulty with core recovery in oxide zones, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com